Larry Spirgel

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission
Washington, DC 20549

May 23, 2018

Re:	iConsumer Corp.

Amendment No. 3 to Offering Statement on Form 1-A

Filed May 10, 2018

File No. 024-10795

Dear Mr. Spirgel:

We acknowledge receipt of comments in your letter of May 21, 2018 regarding the Offering Statement of iConsumer Corp. (the “Company”), which we have set out below, together with our responses.

Form 1-A/A filed May 10, 2018

Letter to Prospective Shareholders, page 4

1. Clarify the significance of your statement in the penultimate paragraph that you "don't control" the Bitcoin paid into your members' crypto wallets.

The Company has revised the paragraph.

2. We note your claim that your "markets are large," amounting to "hundreds of millions of people." Please qualify these statements with your current markets and your number of active customers.

The Company has revised the statements.

3. We note your claim in the fourth paragraph that "[c]onsumers who joined and shopped in the first quarter of 2018 have already generated more than it cost to acquire them." Qualify this statement with the possible costs involved in your planned rescission offering.

The Company has added a qualification to the statement to reflect the potential costs of the rescission offer.

Risk Factors

Research and development for a block chain-based reward points system have costs..., page 7

4. Disclose the approximate amount necessary to finish commercialization of your blockchain-based reward points system.

The Company has added a paragraph discussing its estimate of the approximate costs to finish commercialization of the reward points system.

The price of Bitcoin and Ether assets are extremely volatile..., page 10

5. We note your statement that the "company bears the exchange rate risk between the date the cryptocurrency is tendered and the date the investment is accepted and cryptocurrency is exchanged for US dollars." Reconcile this statement with your later statement on page 14 that the Company will not exchange tendered Bitcoin until the Company accepts the investor's subscription.

The Company has clarified the risk factor by noting that it is referring to the date that the subscription agreement is countersigned by the company in order to accept the subscription.

Dilution, page 12

6. Please note that there is no distinction between no-fee shares earned and issued under Section 5 of the Securities Act of 1933. Therefore, if consumers continued to earn shares after May 2017, the statement: "iConsumer believes it was not obligated to issue no-fee shares since May 2017 when it terminated its offering..." is not correct and should be removed. In addition, the subsequent statement, "the company has not issued any no-fee shares that may have been earned subsequent to May 11, 2017" is confusing and should be removed. Further, revise the table to include all no-fee shares earned but not yet issued.

The Company has deleted the sentences and revised the table as requested.

Plan of Distribution, page 13

7. In your example in which an investor tenders Bitcoin to purchase $15,000 in shares, please revise to clarify that either the investor or company may cancel the purchase prior to acceptance of the subscription. Therefore, please highlight that if the price of 1 Bitcoin increased or decreased from $15,000, either party could cancel the transaction to the detriment of the other, and that this period of uncertainty could extend up to 90 days prior to acceptance. Also, clarify when it might not be "practicable" or "possible" for the company to bear the costs of the exchange fees and whether the investor would then be responsible for the costs.

The Company has updated disclosure in the “Plan of Distribution” to show that the investor’s funds may be held for up to 45 days. As stated on page 14 of the Offering Circular, the subscription and due diligence processes may take some time. Based on the experience of FundAmerica in processing subscriptions in the Company’s earlier offering, it sometimes takes investors 5 to 10 days to provide all the information and transfer funds to complete the subscription process prior to commencement of the diligence phase. The Company does not yet have a sense of how long it will take for investors to transfer cryptocurrency in connection with the subscription process, so it believes it is prudent to allow extra time. The Company has also added a further clarification as requested by the Staff.

Investors' Tender of Funds, page 15

8. We note your statement that the "company will accept a subscription (i.e., hold a Closing) within 30 calendar days after due diligence is successfully completed." Reconcile this statement with your representation elsewhere that you may hold an investor's subscription for up to 90 days before deciding whether to accept it. Indicate how you or an investor with notify the other about a cancellation of a subscription.

As noted in response to Comment 7, it may take investors several days to complete the subscription process prior to the diligence phase. The Company has clarified that investors will be able to notify the Company by email through the FundAmerica platform. Similarly, the Company sends all notices regarding subscriptions through email messages from the FundAmerica platform.

The Incentive Program, page 16

9. We note your statement that "[s]hould members not request a transfer, the company will securely retain possession of that BTC, and it will reduce the requirement for future purchases." Clarify who is the owner of the Bitcoin prior to a transfer from the company's wallet to a consumer's wallet but after a consumer earns the reward. If it is the company, explain why since the consumer has earned it. If it is the consumer, explain how the company can use the Bitcoin for other rewards.

The Company has added disclosure on page 17.

10. We note your response to our prior comment 7. Please revise to clarify if, under the current program, George would earn any reward for a member referred by Jody.

The Company has added a statement on page 20 that under the current program, George would not earn a reward for a member referred by Jody.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

11. We note your statement that as of December 31, 2017, the "company is completely dependent on the proceeds from a continuing offering of equities under Regulation A..." However, you terminated your Regulation A offering in May 2017. Please clarify.

In order to issue securities to its members and to raise funds in a fluid manner under Regulation A, the Company intends to make a continuous offering under Rule 251(d)(3). It has revised the paragraph to reflect that fact and revised the first sentence.

Rescission Offer, page 34

12. Clarify whether a consumer will be able to rescind the share reward but not the Bitcoin reward. Clarify why a consumer who accepts the company's rescission offer and receives cash must execute a subscription agreement. We also note that you estimate that the cost of the rescission offer to be approximately $36,000 if all consumers eligible decide to accept the rescission offer. Confirm that this includes the repurchase of all Bitcoin awarded.

The Company has added a sentence noting that members may not elect to only rescind the stock award.

Under the Company’s terms of service, all stock awards are subject to a member completing a subscription agreement. The Company includes disclosure of this requirement in Note 10 to the financial statements and on pages 15, 16 and 19 of the Offering Circular and followed this process in its earlier offering. In order for the Company to ensure that the rescission offer is made in compliance with Tier 2 of Regulation A, the rescission offer may only be made to persons who are "qualified purchasers" and thus the agreement includes a representation by the investor that it is a qualified purchaser. Further, the agreement collects information that enables the Company to complete the same due diligence process that it performs for cash investors.

The Company confirms that the estimated cost of the rescission offer includes an estimate of the costs of repurchasing all Bitcoin awarded.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	Robert Grosshandler

iConsumer Corp.

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